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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                          ARGOSY EDUCATION GROUP, INC.
                          ----------------------------
                                (Name of Issuer)

                              CLASS A COMMON STOCK
                         ------------------------------
                         (Title of Class of Securities)

                                    040222101
                                 --------------
                                 (CUSIP Number)

                                   12/31/2000
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]  Rule 13d-1(b)

[ ]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. ....040222101
----------------------------------------------------------------------------
 1.  Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     OHIO CARPENTERS' PENSION FUND  (34-6680806)
----------------------------------------------------------------------------

 2.  Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  ..................................................................

     (b)  ..................................................................

----------------------------------------------------------------------------

 3.  SEC Use Only

     .......................................................................

----------------------------------------------------------------------------

 4.  Citizenship or Place of Organization

     STATE OF OHIO (U.S.A.)

----------------------------------------------------------------------------

Number of              5. Sole Voting Power       .........................0
Shares
Beneficially           6. Shared Voting Power     ....................85,000
Owned by
Each Reporting         7. Sole Dispositive Power  .........................0
Person With
                       8. Shared Dispositive Power....................85,000

----------------------------------------------------------------------------

 9.  Aggregate Amount Beneficially Owned by Each Reporting Person.....85,000


----------------------------------------------------------------------------

 10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions).....................................................[   ]

----------------------------------------------------------------------------

 11.  Percent of Class Represented by Amount in Row (11) ..............5.38%

----------------------------------------------------------------------------

 12.  Type of Reporting Person (See Instructions)                         EP

----------------------------------------------------------------------------

 ............................................................................
 ............................................................................
 ............................................................................
 ............................................................................
 ............................................................................
 ............................................................................

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CUSIP No.........040222101

ITEM 1.

                 (a)      Name of Issuer
                               ARGOSY EDUCATION GROUP, INC.

                 (b)      Address of Issuer's Principal Executive Offices
                               FIRST NATIONAL PLAZA
                               20 SOUTH CLARK STREET
                               3RD FLOOR
                               CHICAGO, ILLINOIS 60603

ITEM 2.

                 (a)      Name of Person Filing
                               OHIO CARPENTERS' PENSION FUND

                 (b)      Address of Principal Business Office or, if none,
                          Residence
                               3611 CHESTER AVENUE
                               CLEVELAND, OHIO 44114

                 (c)      Citizenship
                               ORGANIZED IN THE STATE OF OHIO (U.S.A.)

                 (d)      Title of Class of Securities
                               CLASS A COMMON STOCK

                 (e)      CUSIP Number
                               040222101

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

            (a) [ ] Broker or dealer registered under section 15 of the
                    Act (15 U.S.C. 78o).

            (b) [ ] Bank as defined in section 3(a)(6) of the Act (15
                    U.S.C. 78c).

            (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

            (d) [ ] Investment company registered under section 8 of the
                    Investment Company Act of 1940 (15 U.S.C 80a-8).

            (e) [ ] An investment adviser in accordance with
                    Section 240.13d-1(b)(1)(ii)(E);

            (f) [X] An employee benefit plan or endowment fund in
                    accordance with Section 240.13d-1(b)(1)(ii)(F);

            (g) [ ] A parent holding company or control person in
                    accordance with Section 240.13d-1(b)(1)(ii)(G);

            (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);


----------------------------------------------------------------------------

         (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j) [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

ITEM 4.  OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.


         (a) Amount beneficially owned:                               85,000*.
                                        --------------------------------------
         (b) Percent of class:                                          5.38%.
                               -----------------------------------------------

         (c) Number of shares as to which the person has:

               (i) Sole power to vote or to direct the vote                   0.

              (ii) Shared power to vote or to direct the vote           85,000*.

             (iii) Sole power to dispose or to direct the disposition of      0.

              (iv) Shared power to dispose or to direct the
                   disposition of                                       85,000*.


o The reporting person hereby reports that it has beneficial ownership, shared voting power and shared dispositive power in response to certain Items of Schedule 13G only to the extent that the reporting person may have the right (in accordance with Rule 13d-3(d)(1) under the Act) to acquire such beneficial ownership or voting or dispositive power within 60 days pursuant to termination of the external management agreement pursuant to which the securities are held. Pursuant to Rule 13d-4 under the Act, the reporting person hereby disclaims beneficial ownership of the securities as to which this Schedule is filed and expressly declares that the filing of this Schedule 13G shall not be construed as an admission that the reporting person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by such Schedule.


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  NOT APPLICABLE.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          WELLINGTON MANAGEMENT COMPANY, LLP HAS THE POWER TO DIRECT THE PROCEEDS OF THE SALE OF THE SECURITIES PURSUANT TO A MANAGEMENT AGREEMENT WITH THE REPORTING PERSON.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          NOT APPLICABLE.


ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          NOT APPLICABLE.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

          NOT APPLICABLE.

ITEM 10.  CERTIFICATION

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         February 14, 2001
                                         ------------------------------------
                                         Date

                                         /s/ C. Wayne Waldron
                                         ------------------------------------
                                         Signature

                                         C. Wayne Waldron, Fund Administrator
                                         ------------------------------------
                                         Name/Title   (Chief Executive Officer)
                                            Ohio Carpenters' Pension Fund













ATTENTION:     INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
               CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)